June 6, 2014

RE: Get cash now from your TIER REIT (formerly Behringer Harvard REIT I) investment.

Dear Investor,

Good news!  Now you can sell your TIER REIT, Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $2.00 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for TIER REIT, Inc. to decide if or when you get your money back. But this offer expires on July 8, 2014, so you must act soon.

Why take advantage of this opportunity today?

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Guarantee your cash now. TIER REIT, Inc. is not required to liquidate its assets or list its shares for trading until February 2017, and it has said “market conditions and other factors could cause us to delay a liquidity event beyond this period.”  Sell today and ensure you get your money out from this security.

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No share redemption program and no plans for liquidity. TIER REIT’s “Strategic Plan” announced in the First Quarter 2014 Conference call and Annual Report does not even have shareholder liquidity as a “key objective.”

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Distributions have not been paid since 2012. The Company has established a “long-term goal” to “lay the groundwork for future increases in distributable cash flow.”  Distributions would seem unlikely in the near future.  The Company states that “There can be no assurance that we will pay any distributions in the future.”

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Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee. With us, these fees and commissions are eliminated.

If you act today, you can get your cash now. We will mail your check within three business days after TIER REIT, Inc. confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. Remember, this offer expires July 8, 2014 (unless extended). So don’t delay. Fill out and mail in the TIER REIT, Inc. Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 500,000 Shares at a price of $2.00 per Unit, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC’s EDGAR website, by calling or writing us for a free copy, or at www.mackenziecapital.com/tenders/TIER.pdf.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON July 8, 2014, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.